MONEY MARKET OBLIGATIONS TRUST

Federated Investors Funds

4000 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

October 15, 2015

Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: MONEY MARKET OBLIGATIONS TRUST (the “Trust” or “Registrant”)

Proposed Reorganization of Federated Automated Government Cash Reserves (the “Acquired Fund”)into Federated Government Obligations Tax-Managed Fund (the “Acquiring Fund”)

1933 Act File No. 333-207032

1940 Act File No. 811-5950

Dear Mr. Parachkevov:

The Registrant is filing this correspondence to respond to your comments provided on October 7, 2015 with respect to its Preliminary Registration Statement on Form N-14, submitted on September 18, 2015 and to its Pre-Effective Amendment No. 1 submitted on September 28, 2015.

COMMENT 1. With respect to the fourth bullet point in the Summary section under “Reasons for the Proposed Reorganization,” in the second paragraph please clarify why the Acquiring Fund has potential for greater efficiencies and investment opportunities. What did the Board consider in recommending the reorganization to the Acquired Fund’s shareholders?

In addition, please clarify the statement in the second to last summary paragraph that the Acquired Fund shareholders will be invested in a fund that the investment adviser believes would be better suited to meet investor demands in response to the implementation of the amendments to the requirements of Rule 2a-7.

RESPONSE: In addition to the other the factors that the Board considered in recommending the reorganization to shareholders, the Board considered that the Acquired Fund shareholders will be receiving shares in a competitive and viable fund with lower share class expense ratios than the expense ratios of the Acquired Fund if its investment adviser were to eliminate or substantially reduce the Acquired Fund’s current voluntary waivers. The Acquiring Fund’s shareholders will benefit from the increase in assets (and thus greater purchasing power in the marketplace) resulting from the proposed reorganization and the pro forma total expenses of the Acquiring Fund are expected to decrease slightly after the proposed reorganization.

With respect to the statement about Rule 2a-7, this statement was meant to explain that in anticipation of this reorganization, the investment adviser has recommended and the Board on behalf of the Acquiring Fund has approved the adoption of certain policies in response to the implementation of the amendments to the requirements of Rule 2a-7 under the 1940 Act. Among other items, this includes being designated as a government money market fund and adopting non-fundamental investment policies to operate as one. Similar policies have not been adopted on behalf of the Acquired Fund.

COMMENT 2. With respect to “Comparison of Investment Objectives, Policies and Risks” please highlight specific differences between the Acquiring Fund and the Acquired Fund.

RESPONSE: The requested disclosure will be added.

COMMENT 3. With respect to the Acquiring Fund’s “Temporary Investments” disclosure, please confirm that The Federal Reserve Bank of New York (“NY Fed”) repo program will be used solely for defensive purposes and is not part of the Acquiring Fund’s strategy.

RESPONSE: We confirm that the repo program will be used for temporary defensive purposes as stated in the “Temporary Investments” disclosure and is not part of the Acquiring Fund’s investment strategy. In order to invest in repurchase agreements with the NY Fed, the Acquiring Fund may engage in periodic “test” trading in order to assess operational abilities at times when the Acquiring Fund would otherwise not enter into such a position. This is necessary for the Acquiring Fund to remain a NY Fed counterparty.

COMMENT 4. With respect to “Comparison of Investment Limitations” in the right column under “Pledging Assets (Non-Fundamental),” please clarify what is included in “permissible activities”.

RESPONSE: The Registrant confirms that “permissible activities” refers to securities lending. The Acquiring Fund permits securities lending however it does not engage in securities lending at this time.

COMMENT 5. With respect to the Fee Table, please confirm that there is no recoupment of fees.

RESPONSE: The Registrant confirms that there is no program in place that provides that fees waived may be recouped within three years.

COMMENT 6. With respect to the “Risk/Return Bar Chart” for the Acquiring Fund, please disclose that the performance will be lower for the Automated Shares.

RESPONSE: The Registrant will revise the following sentence as follows: It is anticipated that the expenses of the AS class will be higher than those of the IS class, accordingly, the performance of the AS class is anticipated to be lower than the performance of the IS class.

COMMENT 7. With respect to the section “Administrative Fees”, reference is made to “FGIT,” please confirm this is the correct acronym and correct throughout the document.

RESPONSE: Inadvertent references to “FGIT” will be corrected and replaced with “GOTMF.”

COMMENT 8.  With respect to the “Description of the Agreement and the Plan of Reorganization,” the Staff commented that it appeared that this section contained an additional paragraph regarding the valuation of assets that was not included in the N-14 for the reorganization of Federated Liberty U.S. Government Money Market Trust into Federated Government Reserves Fund.

RESPONSE:  The Registrant confirms that the section titled “Description of the Agreement and the Plan of Reorganization” has been revised such that it is consistent with the corresponding revised section of the N-14 for the reorganization of Federated Liberty U.S. Government Money Market Trust into Federated Government Reserves Fund.

COMMENT 9. With respect to the first sentence in the fourth paragraph under “Background and Board Considerations Relating to the Reorganization,” please clarify that the investment adviser is going to retain the Acquired Fund’s assets under its management.

RESPONSE: The Registrant will add disclosure that, as a result of the proposed reorganization, the investment adviser will retain the Acquired Fund’s assets under its management.

COMMENT 10. With respect to the “Financial Highlights”, please move to the body of the N-14 from Annex B.

RESPONSE: The Registrant asserts that Annex B is a part of the full Prospectus/Proxy Statement. A clarifying statement will be made to the heading “Financial Highlights” on page 10 to highlight where the Financial Highlights can be found:

“Financial Highlights (see Annex B of this Prospectus/Proxy Statement)”

Comment 11. Please confirm that the named proxies have discretionary authority to adjourn the meeting and that a shareholder vote is not required.

RESPONSE: Pursuant to the Registrant’s organizational documents and state law, proxies have been authorized to call for an adjournment of a meeting for the reasons outlined in the proxy.

Additionally, the proxy statement has been revised to include disclosure under the “Notice of Special Meeting of Shareholders” and “PROXIES, QUORUM AND VOTING AT THE SPECIAL MEETING” sections to clearly disclose that any such vote in FAVOR or AGAINST any proposal will also authorize the persons named as proxies to vote accordingly in FAVOR or AGAINST any such adjournment of the proposal at the Special Meeting as set forth below:

Any such vote in FAVOR or AGAINST the proposal will also authorize the persons named as proxies to vote accordingly in FAVOR or AGAINST any such adjournment of the Special Meeting.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (724) 720-8830.

Very truly yours,

/s/ Seana N. Banks

Seana N. Banks

Senior Paralegal